NEWS RELEASE

OLYMPUS INTERSECTS 8.56 G/T GOLD OVER 5.75 METERS WITHIN A WIDER SECTION OF 3.84 G/T GOLD OVER 14.95 METERS AT PHUOC SON

HIGHLIGHTS:

•	Recent results from a 100 meter step-out drilling on the north extension returned 8.56 g/t gold over 5.75 meters which is contained with in a wider section of 3.84 g/t gold over 14.95 meters;

•	An additional drill rig has been added to the program; and

•	Ongoing drilling will focus on enlarging the zone as well as upgrading the currently outline extension to mineral resource status.

TORONTO, May 22, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM) is pleased to report continued success from drilling on the northern extension at the Phuoc Son Gold property. An additional drill rig has been added to expedite the program which is designed to further enlarge the zone as well as upgrade the currently outlined extension to mineral resource status.

Management is very encouraged with the results obtained from the ongoing northern extension exploration program. The three recent step-out holes all intersected significant alteration and veining. Significant results include 5.77 g/t gold over 1.21 meters and 3.84 g/t gold over 14.95 meters including 8.56 g/t gold over 5.75 meters in holes 211 and 213, respectively. Previously released results included 12.24 g/t over 1.95 meters, 6.94 g//t gold over 8.01 meters, 38.81 g/t gold over 1.25 meters and 8.18 g/t gold over 1.85 meters in holes 210, 209, 204 and 199 (OYM Press Release dated March 7, 2007). The northern extension results demonstrate the significant upside potential at Phuoc Son. The mineralization remains open for further expansion down-dip and along strike to the north.

It is important to note that the north extension mineralization is located outside of the most recently updated resource block which incorporated drilling up to October 2006. The current 2007 drilling program has been designed to increase the confidence level of the north extension potential to permit future reclassification as a “mineral resource” as well as to continue to enlarge the project resource towards the Company’s million-ounce target.

On March 7, 2007 the Company announced updated resource estimates at Phouc Son as well as the envisaged potential of the northern extension. Key points from the March release are summarized below:

	Resource Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Resources (1)	Measured	157,000	13.21	66,650
	Indicated	336,000	13.21	142,850
	Total M&I	493,000	13.21	209,500
	Total Inferred	273,000	10.78	94,700
Potential (2)		Tonnage Range	Grade Range (g/t)	Range Contained Gold

Potential (Indicated by drilling)		750,000 to	7to 8	190,000 to
		900,000		210,000

(1) Employed a lower 3.0 g/t grade cutoff. Updated by Olympus from the prior resource estimated by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam by WGM can be found in the Company’s filings at www.sedar.com. The WGM review and report were carried out and prepared in compliance with standards of National Instrument 43-101 in terms of structure and content and the Mineral Resource audit and classification were carried out in accordance with the provisions of NI 43 101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions.

(2) The tonnage, grade and contained gold estimated for this area are conceptual in nature, and do not conform to the definition of a “mineral resource” established by National Instrument 43-101. The results derived may not accurately reflect the estimated potential of the area because: (i) the potential quantity and grade is conceptual in nature; (ii) there has been insufficient exploration to define a mineral resource; and (iii) it is uncertain if further exploration will result in discovery of a mineral resource.

Assay highlights from the north extension phase of drilling are outlined in the table below and set out in the attached figures. **Insert hyperlink**

Northern Extension - exploration drill program
HOLE ID	From (m)	To (m)	Core Width (m)	Gold Grade (g/t) Uncut
DSDH 211	363.79	365	1.21	5.77
DSDH 212	237.4	238.15	0.75	2.37
	289	293.25	4.25	0.86
including	292.6	293.25	0.65	3.2
	300	301.9	1.9	0.45
	315	317	2	1.09
DSDH 213	253.55	268.5	14.95	3.84
including	259.25	265	5.75	8.56

Notes:

(1)  - All holes were drilled at an inclination of -90 degrees unless otherwise stated.
(2)  - Based on current geological interpretation of the drilling results, core widths approximately reflect true widths. Additional drilling is required before definitive true widths can be determined.
(3) - All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand using the Fire Assay method on 50 grams of prepared sample. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry.

The Company’s 85% owned Phuoc Son Gold property is located in central Vietnam. Phuoc Son to date contains two known deposits (North and South deposits) and is located along the Phuoc Son-Sepon Suture that hosts such world-class deposits as Oxiana’s Sepon deposit to the east.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Chairman
Jim Hamilton, Corporate Communications Manager

T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared and/or reviewed by Mr. Roger Dahn, Vice President Exploration, and a Qualified Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

EXPLORATION PLAN MAP - DAK SA DEPOSIT TREND

12.24 / 1.95m
3.84 / 14.95m
including 8.56 / 5.75m
NORTH EXTENSION
N
210
213
38.81 / 1.25m
6.94 / 8.01m
8.18 / 1.85m &
7.38 / 0.30m
211
209
5.77 / 1.21m
10.99 / 3.01m
NORTH DEPOSIT
10.99 / 1.8m
8.2 / 1.50m
46 Ext
168
4.95 / 1.22m
170
0.22 / 3.20m &
0.96 / 0.50m
SOUTH DEPOSIT
500 metres
Dak Sa Ore Trend
Resource Outline (Current)
Targeted Resource Extensions
2006 Exploration Hole
Recent Hole with significant mineralization
Hole in progress

NORTH DEPOSIT DRILL HOLE PLAN

N
209
Recent hole – current press release
214
Hole – In progress
Previous Hole
Open
North Extension:
Remains open in all directions
153
12.24 / 1.95m
210
3.84 / 14.95m
including 8.56 / 5.75m
213
214
131
NORTH EXTENSION
8.2 / 0.65m
212
205
206
VG
6.94 / 8.01m incl.
38.81 / 1.25m
209
202
5.77 / 1.21m
211
208
204
NORTH DEPOSIT
46 Ext
168
Indicated Trend / Exploration Potential
Resource Outline (Current)
Resource Potential (dashed)
600 metres

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.